Exhibit 99.1

GASLOG LTD. TO MAKE DONATION TO LYREION ORPHANAGE FOLLOWING GREECE WILDFIRE DAMAGE

Monaco, August 9, 2018 — GasLog Ltd. (“GasLog”) (NYSE:GLOG), the international owner, operator and manager of LNG carriers, wishes to express its profound sadness and extend its sincere condolences to the those people affected by the recent wildfires near Athens, which resulted in significant loss of life, human suffering, the devastation of a community and the destruction of forest and wildlife.

Further to the tragic events, GasLog will make a €500,000 donation to the Lyreion orphanage (“the Lyreion”), which is located on the outskirts of Mati. The orphanage suffered severe fire damage to its main buildings and property during the wildfires, including to vehicles which are used to transport children to and from school and farm the land. GasLog will purchase replacement vehicles directly, up to a total of €500,000, and donate them to the Lyreion.

The Lyreion is a non-profit charitable foundation founded in 1967, funded by private donations and administratively controlled by the Greek church. The foundation provides a home for orphaned children, raising them to adulthood and helping them integrate into society in order to achieve their full potential.

Paul Wogan, Chief Executive Officer of GasLog, stated, “On behalf of the Board, management and employees of GasLog, and as a Company operating out of Greece, I would like to extend our deepest sympathies to all those who have been impacted by this tragedy, as well as our support for the local community at this difficult time. We hope the Company’s donation to the Lyreion will in some small way help mitigate the impact of the disaster on the children and assist the foundation in carrying on their admirable work.”

Contacts:

Phil Corbett

Head of Investor Relations

Phone: +44 203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated owned fleet consists of 30 LNG carriers (25 ships on the water and five on order). GasLog also has an additional LNG carrier which was sold to a subsidiary of Mitsui & Co. Ltd. and leased back under a long-term bareboat charter. GasLog’s consolidated fleet includes 13 LNG carriers in operation owned by GasLog Partners. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog’s website at http://www.gaslogltd.com.